KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. March 3, 2021 Securities and Exchange Commission Washington, D.C. 20549 Ladies and Gentlemen: We were previously principal accountants for John Bean Technologies Corporation and, under the date of February 25, 2021, we reported on the consolidated financial statements of John Bean Technologies Corporation as of and for the years ended December 31, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2020. On January 5, 2021, we were notified that John Bean Technologies Corporation engaged PricewaterhouseCoopers LLP (PwC) as its principal accountant for the year ending December 31, 2021 and that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of John Bean Technologies Corporation’s consolidated financial statements as of and for the year ended December 31, 2020, and the effectiveness of internal control over financial reporting as of December 31, 2020, and the issuance of our reports thereon. On February 25, 2021, we completed our audit and the auditor-client relationship ceased. We have read John Bean Technologies Corporation’s statements included under Item 4.01(a) of its Form 8-K/A dated March 3, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with John Bean Technologies Corporation’s statements regarding the recommendation of management, and that the change was approved by the audit committee of the board of directors. Very truly yours, Exhibit 16